Exhibit 99.1

TransAlta Announces Regulatory Approval to Extend the Mothballing of Certain Sundance Units

CALGARY, March 8, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today announced that the Alberta Electric System Operator ("AESO") granted the extension of the mothballing for the below Sundance units:

  Sundance Unit 3 will remain mothballed until November 1, 2021, extended from the previous date of April 1, 2020; and
  Sundance Unit 5 will remain mothballed until November 1, 2021, extended from the previous date of April 1, 2020.

The extensions were requested by TransAlta based on TransAlta's assessment of market prices and market conditions. TransAlta does have the ability to return either of the units back to full operation by providing three months' notice to the AESO.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the mothballing of the Sundance Units and the duration thereof; the increased flexibility afforded to the coal-to-gas conversion schedule; the conversion of the units to gas generation; and the future economics of the units. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, and include assumptions pertaining to: the accuracy of the current supply and demand forecast in the Province of Alberta; no material changes to the regulatory environment, including as it pertains to carbon and greenhouse gasses as well as market rules pertaining to mothball outages.  The forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments, including as it pertains to the Alberta capacity market or the AESO rules; changes to general economic, market or business conditions; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/transalta-announces-regulatory-approval-to-extend-the-mothballing-of-certain-sundance-units-300809627.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2019/08/c6606.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 20:36e 08-MAR-19